CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-1

January 16, 2015
Via EDGAR and Hand Delivery
Mr. Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:
Pacific Mercantile Bancorp
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Form 10-Q for the Period Ended March 31, 2014
Filed May 9, 2014
Form 10-Q for the Period Ended September 30, 2014
Filed November 7, 2014
File No. 000-30777

Ladies and Gentlemen:
Transmitted herewith are the responses of Pacific Mercantile Bancorp (the “Company”) to the comments made in your letter dated December 17, 2014 to Steven K. Buster. Your comments and our responses thereto are set forth below.
Form 10-K for the Year Ended December 31, 2013
Item 8. Financial Statements
Consolidated Statements of Operations, page 59

1.	Please revise future filings to present net cost of operation of other real estate in ‘Noninterest Expense’ in accordance with Rule 9-04 of Regulation S-X.
Response
We will revise future filings to present net cost of operation of other real estate in ‘Noninterest Expense’ in accordance with Rule 9-04 of Regulation S-X.
Consolidated Statements of Cash Flows, page

2.	Please revise future filings to present proceeds and receipts from borrowings gross in the Statement of Cash Flows in the Financing section per the guidance in ASC 230-10-45-7 through 9 and 14-15.
Response
We will revise future filings to present proceeds and receipts from borrowings gross in the Statement of Cash Flows in the Financing section per the guidance in ASC 230-10-45-7 through 9 and 14-15.
Notes to Consolidated Financial Statements
Note 11. Income Taxes, page 89

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-2

3.
We note you partially released the deferred tax asset valuation allowance during quarterly periods ended June 30, 2011 through March 31, 2013. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses as detailed in paragraphs 21 - 23 of ASC 740-10-30. Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income. Please provide us your analysis supporting the realizability of the net deferred tax asset at December 31, 2011, December 31, 2012, March 31, 2013 when the valuation allowance was released, and all quarterly periods in 2011-2013 to the extent applicable and material.

Response
Pursuant to ASC 740-10-30-17 management evaluates all available evidence, both positive and negative on a quarterly basis to determine the appropriateness of the valuation allowance (“Evaluation”). Future realization of deferred tax assets is dependent on taxable income of the appropriate character (e.g. ordinary or capital). ASC 740-10-30-18 identifies four sources of taxable income that may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards. In its Evaluation, management considers all four of these sources of taxable income in assessing the need for a valuation allowance: i) taxable income in prior carryback years if carryback is permitted under the relevant law (“Carryback”), ii) taxable income from reversals of existing taxable temporary differences (“Timing Differences”), iii) taxable income from prudent and feasible tax-planning strategies (“Tax Strategies”), and iv) future pre-tax book income exclusive of reversing temporary difference and carryforwards (“Projected Taxable Income”).
We have set forth below a description of the Evaluations done and the basis for the Company’s releases of its deferred tax asset valuation allowance during the quarterly periods ended June 30, 2011 through March 31, 2013.
June 30, 2011 and September 30, 2011 Evaluation
No release of the full valuation allowance was made during the quarters ended June 30, 2011 and September 30, 2011. The negative evidence the Company considered included the losses that had been incurred from 2008 through 2010 which the Company believed was attributable to the recession and corresponding financial markets crisis (“Recessionary Losses”). The economic recession, which began in the latter half of 2007 and worsened considerably during 2008 and continued until 2010 resulted in increased levels of real estate loan foreclosures, unemployment and significant write-downs by banks and other financial institutions in the value of their financial assets which resulted in a credit crisis, created considerable uncertainties with respect to the financial performance and, in some cases, the viability of banking and other financial institutions in those years. The Recessionary Losses were largely attributable to a total of $41.7 million of net charge-offs of loans by the Company, which amounts were $12.4 million, $18.8 million and $10.5 million in 2008, 2009 and 2010, respectively. While the Company generated taxable income through September 30, 2011, the negative evidence from the Recessionary Losses outweighed positive evidence provided by 2011 taxable income, Projected Taxable Income, or possible Tax Strategies. Therefore, the Company concluded to not reverse the valuation allowance in either of these periods.
December 31, 2011 Evaluation
In the fourth quarter of 2011 management evaluated its deferred tax asset. There were several strong positive factors including the fact that the Company generated taxable income in each quarter during 2011, asset quality was significantly improving and the economy showed signs of improvement during the year. In addition, the Company evaluated other sources of taxable income, namely Tax Strategies and Projected Taxable Income. The Company generated approximately $5.1 million of taxable income in 2011.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-3

However, the results for 2011 included $1.6 million of non-recurring charges to establish a contingency reserve, so the core pre-tax income of the Company in 2011 before such charge was $6.8 million. In comparison to 2010, during which the Company had pre-tax losses of $5.0 million, including $10.5 million in net charge-offs - of which $9.0 million the Company considered non‑recurring; thus, core pre‑tax income in 2010 was $4.0 million.
Asset quality improvements in 2011 as compared to the previous three years were demonstrable. Net charge-offs in loans totaled $1.6 million in 2011 compared to $10.5 million in 2010. Total loans on nonaccrual and delinquencies also improved, with nonaccrual loans declining to $14.0 million at December 31, 2011 from $22.0 million at December 31, 2010 and delinquencies declining to $11.2 million from $17.9 million at these same dates, respectively.
The Company estimated Projected Taxable Income of $*** million for 2012 through 2014. Given the negative evidence of the Recessionary Losses, the Company chose to limit its projections through 2014 rather than through the entire carry-forward period. In addition, the Projected Taxable Income for 2012 through 2014 included income related to growth in the Company’s commercial bank and mortgage lending divisions; for its Evaluation the Company attributed half of the results of the mortgage division to growth and only used the 2013 results for the 2014 period for the commercial bank and mortgage division. As a result of the adjustments, the Company reduced to $*** million its Projected Taxable Income in 2012 through 2014 for purposes of its Evaluation, which results in Federal taxes of $7.0 million. The following table provides the details of that projection.

(in millions)	2012	2013	2014	Total
Commercial Bank	$***	$***	$***	$***
Mortgage division	***	***	***	***
Parent Company	***	***	***	***
Total pre-tax income	$***	$***	$***	$***
Timing differences	***	***	***	***
Taxable income	$***	$***	$***	$***
Federal taxes	$***	$***	$***	$***
The Company also identified $*** million of potential taxable income from Tax Strategies. The Company held life insurance policies with a cash value in excess of its cost basis that the sale of which would generate $*** million of taxable income. Further, the Company held investment securities that have a market value in excess of its cost basis that would if sold generate $*** million of taxable income. Together, these actions would generate $3.3 million in taxable income with corresponding Federal tax of $*** million. As of December 31, 2011 the State of California continued its suspension of the use of loss carryforwards and thus the ability to use prior losses to offset current and future income for state income tax purposes was uncertain. Therefore, the Company concluded that it was more likely than not that the benefit from prior losses could be carried forward against Projected Taxable Income for Federal tax purposes only. The Federal taxes generated from the Projected Taxable Income for 2012 through 2014 along with Tax Strategies total $8.1 million.
Based on the Evaluation described above, the Company reduced its deferred tax asset valuation allowance by $7.0 million at the end of the fourth quarter of 2011 with a remaining valuation allowance of $6.7 million, resulting in a net deferred tax asset of $8.1 million.
March 31, 2012 and June 30, 2012 Evaluation
As a result of an Evaluation during the first quarter of 2012, management concluded that no adjustment to the valuation allowance was warranted.

***     Confidential treatment requested by Pacific Mercantile Bancorp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-4

In the second quarter of 2012 management conducted an Evaluation. The principal negative evidence the Company considered at that time were the Recessionary Losses. Strong positive factors remained including the fact that the Company generated taxable income for the first half of 2012, the Company’s asset quality continued to improve and the economy showed continued signs of improvement; the Company expressed some caution in the sustainability of the economic recovery in considering this as positive evidence. In addition, the Company evaluated other sources of taxable income, namely Tax Strategies and Projected Taxable Income.
The Company generated approximately $3.9 million of taxable income for the first half of 2012, or $7.8 million on an annualized basis, which compared favorably with the core pre-tax income of the Company in 2011 of $6.8 million. Total core pre-tax income in 2011 through the first half of 2012 totaled $10.7 million.
Asset quality improvements in 2011 as compared to the previous three years were demonstrable. The Company experienced a slight reversal of that trend in the first half of 2012; however, the Company viewed the asset quality change as temporary. Net charge-offs in loans for the first half of 2012 totaled $2.4 million compared to $1.6 million in 2011, but in any event still compared favorably to $10.5 million in 2010. While total loans on nonaccrual and delinquencies also increased over 2011, with nonaccrual loans increasing to $20.9 million at June 30, 2012 from $14.0 million at December 31, 2011, they were still below the $22.0 million at December 31, 2010. The principal increase in the nonaccrual loans was due to one borrower relationship where the borrower was in bankruptcy but resolution was expected before the end of the year. In addition, while delinquencies also increased to $23.7 million from $11.2 million at December 31, 2011, the increase in delinquencies was largely due to loans totaling $11.6 million that had matured and were in the process of being renewed or restructured. Giving effect to these temporary events, the Company determined that on balance the asset quality was approximately equivalent to the asset quality at December 31, 2011.
The Company estimated Projected Taxable Income of $*** million for 2012 through 2014. The Company limited its analysis of future earnings to the period ending in 2014, in part due to the negative evidence attributable to the Recessionary Losses and in part due to the Projected Taxable Income in this period being sufficient to offset the prior year losses. Beginning in 2012 the State of California lifted its suspension of the use of loss carryforwards and thus the ability to use prior losses to offset current and future income for state income tax was possible; as a result, Projected Taxable Income for 2012 through 2014 generated $*** million of Federal tax liability and $*** million of State tax liability for which prior year losses could be offset. The increase in Projected Taxable Income over the projection at the end of 2011 stemmed from revenue generated by the Company’s mortgage division in the first half of 2012 and the strong mortgage funding pipeline as of June 30, 2012. Income projections for 2013 and 2014 were substantially lower than that of 2012 accounting for the core income in the division, as significant revenue in 2012 resulted from home owners refinancing their mortgages. The following table summarizes the Projected Taxable Income for 2012 through 2014.

(in millions)	2012	2013	2014	Total
Commercial Bank	$***	$***	$***	$***
Mortgage division	***	***	***	***
Parent Company	***	***	***	***
Total pre-tax income	***	***	***	***
Timing differences	***	***	***	***
Taxable income	$***	$***	$***	$***
Federal taxes	$***	$***	$***	$***
State taxes	***	***	***	***
Total taxes	$***	$***	$***	$***

***     Confidential treatment requested by Pacific Mercantile Bancorp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-5

Additionally, the Company identified $*** million of potential taxable income from Tax Strategies. The Company held life insurance policies with a cash value in excess of its cost basis that the sale of which would generate $*** million of taxable income. Further, the Company held investment securities that have a market value in excess of its cost basis that would if sold generate $*** million of taxable income. Together, these actions would generate $*** million in taxable income with corresponding Federal tax of $*** million and $*** million in corresponding State tax. Given the Projected Taxable Income, the ability to carryforward losses for State and Federal tax purposes and the considered Tax Strategies, the Company reduced to zero the remaining $6.7 million of its deferred tax asset valuation allowance against its deferred tax asset of approximately $14.1 million.
September 30, 2012 Evaluation
As a result of an Evaluation during the third quarter of 2012, management concluded that the deferred tax asset was fully supported and no valuation allowance was warranted. The principal negative evidence the Company considered at that time were the Recessionary Losses. Strong positive factors remained including the fact that the Company generated taxable income for the first nine months of 2012, the Company’s asset quality continued to improve and the economy showed continued signs of improvement; the Company expressed some caution in the sustainability of the economic recovery in considering this as positive evidence. In addition, the Company evaluated other sources of taxable income, namely Tax Strategies and Projected Taxable Income.
The Company generated approximately $9.2 million of taxable income for the first nine months of 2012, or $12.3 million on an annualized basis, which compares favorably with the core pre-tax income of the Company in 2011 of $6.8 million. Total core pre-tax income in 2011 through the first half of 2012 totaled $16.1 million.
Asset quality improvements in 2011 as compared to the previous three years were demonstrable. The Company experienced a slight reversal of that trend in the first half of 2012 however the Company viewed the asset quality change as temporary and improvement was seen in the third quarter. Net charge-offs in loans for the first nine months of 2012 totaled $3.4 million compared to $1.6 million in 2011, but in any event still compared favorably to $10.5 million in 2010. Total loans on nonaccrual and delinquencies at September 30, 2012 increased over 2011, with nonaccrual loans increasing to $20.9 million at June 30, 2012 but then decreasing to $14.5 million at September 30, 2012, as compared to $14.0 million at December 31, 2011, but still below the $22.0 million at December 31, 2010. Delinquencies had increased to $23.7 million at June 30, 2012 but decreased to $11.9 million at September 30, 2012 as compared to $11.2 million at December 31, 2011. The Company determined that on balance the asset quality was approximately equivalent to the asset quality at December 31, 2011.
The Company estimated Projected Taxable Income of $*** million for 2012 through 2014. The Company limited its analysis of future earnings to the period ending in 2014, in part due to the negative evidence attributable to the Recessionary Losses and in part due to the Projected Taxable Income in this period being sufficient to offset the prior year losses. Beginning in 2012 the State of California lifted its suspension of the use of loss carryforwards and thus the ability to use prior losses to offset current and future income for state income tax was possible; as a result, Projected Taxable Income for 2012 through 2014 generates $*** million of Federal tax liability and $*** million of State tax liability for which prior year losses could be offset. The increase in Projected Taxable Income over the projection at the end of 2011 stemmed from revenue generated by the Company’s mortgage division in the first half of 2012 and the strong mortgage funding pipeline as of June 30, 2012. Income projections for 2013 and 2014 were substantially lower than that of 2012 accounting for the core income in the division, as significant revenue in 2012 resulted from home owners refinancing their mortgages. The following table summarizes the Projected Taxable Income for 2012 through 2014.

***     Confidential treatment requested by Pacific Mercantile Bancorp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-6

(in millions)	2012	2013	2014	Total
Commercial Bank	$***	$***	$***	$***
Mortgage division	***	***	***	***
Parent Company	***	***	***	***
Total pre-tax income	***	***	***	***
Timing differences	***	***	***	***
Taxable income	$***	$***	$***	$***
Federal taxes	$***	$***	$***	$***
State taxes	***	***	***	***
Total taxes	$***	$***	$***	$***
Additionally, the Company identified $*** million of potential taxable income from Tax Strategies. The Company held life insurance policies with a cash value in excess of its cost basis that the sale of which would generate $*** million of taxable income. Further, the Company held investment securities that have a market value in excess of its cost basis that would if sold generate $*** million of taxable income. Together, these actions would generate $*** million in taxable income with corresponding Federal tax of $*** million and $*** million in corresponding State tax. Given the Projected Taxable Income, the ability to carryforward losses for State and Federal tax purposes and the considered Tax Strategies, the Company concluded that no valuation allowance was necessary against its deferred tax asset of approximately $13.7 million.
December 31, 2012 Evaluation
As a result of an Evaluation for December 31, 2012, management concluded that the deferred tax asset was fully supported and no valuation allowance was warranted. In its Evaluation conducted for the fourth quarter of 2012 the principal negative evidence the Company considered continued to be the Recessionary Losses. In addition, the Company also considered as negative, the operating loss incurred during the fourth quarter of 2012.
Strong positive factors remained including the fact that the Company generated taxable income for the entire year of 2012, and Company asset quality and the economy showed continued signs of improvement, although the Company remained cautious regarding the weight of the economic positive evidence. In addition, the Company evaluated other sources of taxable income, namely Tax Strategies and Projected Taxable Income.
The Company generated approximately $6.7 million of taxable income for 2012, which is comparable with the core pre-tax income of the Company in 2011 of $6.8 million. Total core pre-tax income in 2011 and 2012 totaled $13.5 million. During the fourth quarter of 2012, the Company announced the discontinuation of the wholesale lending activities of its mortgage division and continuation of the retail lending activities. As a result of this decision, the Company generated a pre-tax loss of $2.6 million that resulted from decreased volume and corresponding revenue without offsetting decreases in overhead expense. Increased emphasis on retail lending activities was expected to replace in part the origination volume decrease from the discontinuation of the wholesale activities.
Asset quality improvements in 2011 as compared to the previous three years were demonstrable. The Company experienced a slight reversal of that trend in 2012. Net charge-offs in loans for 2012 totaled $6.7 million compared to $1.6 million in 2011, but in any event still compared favorably to $10.5 million in 2010. Total loans on nonaccrual and delinquencies at December 31, 2012 increased over 2011, with nonaccrual loans increasing to $17.7 million at December 31, 2012, as compared to $14.0 million at December 31, 2011, but still below the $22.0 million at December 31, 2010. Delinquencies increased $13.5 million at December 31, 2012 as compared to $11.2 million at December 31, 2011. On balance, asset

***     Confidential treatment requested by Pacific Mercantile Bancorp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-7

quality at the end of 2012 was worse as compared to the asset quality at December 31, 2011, but dramatically improved from 2008 through 2010. The Company considered the overall trend as positive evidence.
Discontinuation of wholesale mortgage lending also led to a decrease in the Company’s Projected Taxable Income. The Company estimates Projected Taxable Income for 2013 through 2015 of $*** million, which generates $*** million of Federal tax liability and $*** million of State tax liability. The following table provides a summary of that analysis of Projected Taxable Income.

(in millions)	2013	2014	2015	Total
Commercial Bank	$***	$***	$***	$***
Mortgage division	***	***	***	***
Parent Company	***	***	***	***
Total pre-tax income	***	***	***	***
Timing differences	***	***	***	***
Taxable income	$***	$***	$***	$***
Federal taxes	$***	$***	$***	$***
State taxes	***	***	***	***
Total taxes	$***	$***	$***	$***
Additionally, the Company identified potential taxable income from Tax Strategies. The Company held life insurance policies with a cash value in excess of its cost basis that the sale of which would generate $*** million of taxable income. Further, the Company held investment securities that have a market value in excess of its cost basis that would if sold generate $*** million of taxable income. Finally, during 2012 the Bank originated loans guaranteed by the Small Business Administration (“SBA”) through its 7(a) program that the sale of which could generate taxable income of $*** million. Together, these actions would generate $*** million in taxable income with corresponding Federal tax of $*** million and $*** million in corresponding State tax.
At December 31, 2012 the Company had $13.8 million of total deferred tax assets that were partially offset by deferred tax liabilities that totaled $2.1 million, for a net deferred tax asset of $11.7 million. Despite the decline in the Company’s Projected Taxable Income, the net deferred tax asset of $11.7 million was fully supported by the Projected Taxable Income and Tax Strategies; therefore, the Company concluded that no valuation allowance was warranted.
March 31, 2013 Evaluation
As a result of an Evaluation for March 31, 2013, management concluded that the deferred tax asset was fully supported and no valuation allowance was warranted. The principal negative evidence the Company considered continued to be the Recessionary Losses of the Company and also identified the operating losses for the fourth quarter of 2012 and the first quarter of 2013. Strong positive factors remained including the fact that the Company generated taxable income for the entire year of 2011 and 2012, and Company asset quality and the economy showed continued signs of improvement. In addition, the Company evaluated other sources of taxable income, namely Tax Strategies and Projected Taxable Income.
The Company generated a pre-tax loss of $5.1 million for the quarter ending March 31, 2013, following a loss in the fourth quarter of 2012 of $2.6 million. However, for the past nine quarters the Company had generated $8.4 million of core pre-tax income with $6.7 million of taxable income for 2012 and $6.8 million for 2011. During the fourth quarter of 2012, the Company announced the discontinuation of the wholesale lending activities of its mortgage division and continuation of the retail lending activities, which primarily contributed to the total pre-tax losses of $7.7 million over the last two quarters; the losses resulted from decreased loan origination volume and corresponding revenue without offsetting decreases in

***     Confidential treatment requested by Pacific Mercantile Bancorp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-8

overhead expense. Increased emphasis on retail lending activities was expected to replace in part the origination volume decrease from the discontinuation of the wholesale activities.
Asset quality continued to improve during the first quarter of 2013. Net charge-offs in loans for the first quarter totaled $1.5 million, or $6.0 million on an annualized basis, which compares favorably to a total of $6.7 million for 2012. While the recent net charge-offs compare unfavorably to the $1.6 million in 2011, the results compared favorably to $10.5 million in 2010. Total loans on nonaccrual at March 31, 2013 decreased to $13.7 million from $17.7 million at December 31, 2012 and $14.0 million at December 31, 2011, and significantly below the $22.0 million at December 31, 2010. Delinquencies increased $20.1 million at March 31, 2013 from $13.5 million at December 31, 2012 as compared to $11.2 million at December 31, 2011. While the delinquency trend appears negative, the increase in first quarter of 2013 was largely due to loans that had matured and were in the process of being renewed; delinquencies were expected to return lower in short order. On balance, asset quality trends for the first quarter of 2013 continued in a positive direction.
During the first quarter of 2013 the Company raised an additional $15 million of common equity capital, the proceeds from which were to capitalize an asset workout subsidiary (PM Asset Resolution, Inc., or “PMAR”) whose purpose is to acquire longer term workout assets from the Bank and maximize the collection on these assets. As a result, certain assets were projected to be transferred to PMAR at their current fair value, and at which time the Bank would record a loss on the transfer. Over time, PMAR is expected to resolve these assets at amounts greater than their current fair value. The Company’s Projected Taxable Income for the remainder of 2013 through the first half of 2016 reflect the addition of the PMAR subsidiary and totaled $*** million, generating $*** million of Federal tax liability and $*** million of State tax liability.

(in millions)	2013:R	2014	2015	2016:1H	Total
Commercial Bank	$***	$***	$***	$***	$***
Mortgage division	***	***	***	***	***
PMAR	***	***	***	***	***
Parent Company	***	***	***	***	***
Total pre-tax income	***	***	***	***	***
Timing differences	***	***	***	***	***
Taxable income	$***	$***	$***	$***	$***
Federal taxes	$***	$***	$***	$***	$***
State taxes	***	***	***	***	***
Total taxes	$***	$***	$***	$***	$***
Additionally, the Company identified potential taxable income from Tax Strategies. The Company held life insurance policies with a cash value in excess of its cost basis that the sale of which would generate $*** million of taxable income. Further, the Company held investment securities that have a market value in excess of its cost basis that would if sold generate $*** million of taxable income. The Bank’s SBA 7(a) loans could also be sold, the sale from which could generate taxable income of $*** million. The Bank also contemplated the possible sale of its mortgage division, which based upon preliminary indications of interest, would generate taxable income of $*** million. Finally, the Bank also considered the possibility of selling one of its branch locations, which based on comparable deposit premiums in similar transactions, would generate taxable income of $*** million. Together, these actions would generate $*** million in taxable income with corresponding Federal tax of $*** million and $*** million in corresponding State tax, and would be partially offset by reversing a tax liability associated with mortgage assets for a net tax impact of $*** million.

***     Confidential treatment requested by Pacific Mercantile Bancorp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-9

At March 31, 2013, the Company had a net deferred tax asset of $13.6 million, as compared with $11.7 million at December 31, 2012. The increase in the deferred tax asset was directly attributable to the losses incurred in the first quarter. We recorded a valuation allowance of $0.1 million on our net deferred tax asset because we concluded that we could utilize tax benefits totaling only $13.6 million, as the full benefit of our first quarter loss would have increased our net deferred tax asset to $13.7 million.
Form 10-Q for the Period Ended March 31, 2014

1.
Pursuant to the signature instructions for Form 10-Q, the report must be signed on the registrant’s behalf by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant. Please file all future reports to provide the required signatures.

Response
We acknowledge that the report must be signed on the registrant’s behalf by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant. All quarterly reports subsequent to the Form 10-Q for the period ended March 31, 2014 were signed accordingly and we will continue to file future reports that include the required signatures.
Form 10-Q for the Period Ended September 30, 2014
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nonperforming Assets and Allowance for Loan Losses, page 43

2.
We note your disclosure on pages 44-45 that non-accrual loans increased due primarily to a $12.3 million loan relationship moved to non-accrual status. Please provide us with the following information as it relates to this relationship:

•	When the loan was originated, the associated allowance for loan losses for this loan, and any related charge-offs to date, as applicable;
Response
The borrower relationship referred to in our disclosure (“Borrower”) began in August 2009 and has been comprised of several different credit facilities over time:

▪	Relationship originated in August 2009 with a $10MM revolving line of credit (“RLOC”) with up to $6MM available without restriction and the balance subject to a borrowing base of trading assets.

▪	In September 2010 the RLOC was reduced to $6MM with no borrowing base.

▪	In February 2012 a $130M fully amortizing equipment loan was provided.
In March 2012 a separate $1MM 90% Ex-Im Bank Guaranteed Asset Based RLOC was granted to support product exports. The Ex-Im line was increased to $2.5MM in April 2013 with the same 90% Ex-Im Bank guarantee.

▪
Over the course of the relationship various other real estate secured loans were extended to the Borrower’s principal owner for the purpose of the principal making investments outside of the Borrower, and for the principal to rent operating facilities to the Borrower.

No reserves were recorded at the time the loan was originated and there have been no charge offs to date and none are currently anticipated given the level of surplus of collateral and improving operating trends of the Borrower.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-10

The Borrower’s loans were deemed “impaired” during the quarter ended September 30, 2014 and collateral dependent due to the Borrower’s recent history of operating losses and limited liquidity, albeit improving. The loans have been individually analyzed for impairment as required by ASC 450. Based upon the net lendable equity of pledged real estate collateral and the personal property collateral pledged by the Borrower, there is currently a surplus of collateral coverage.

•	When the loan was moved to non-accrual or was otherwise restructured, as applicable;
Response
The Borrower’s loans were placed on non-accrual in September of 2014.

•	The underlying collateral supporting the loan and the details regarding the last appraisal, as applicable;
Response
The principal collateral supporting the Borrower’s loans are several real estate properties. This collateral represents net lendable equity of $12.7 million, based on 93% of current (appraisals dating from May 2014 through September 2014) appraised value of the properties, less senior liens.

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting as of September 30, 2014 and through the date of your response.
Response
Since being placed on non-accrual, the Borrower has been current in making contractual payments on the loans. Borrower financials for September 30, 2014 received since the loan was placed on nonaccrual show contract revenues building to near breakeven cash flow with a nominal operating loss. Growing levels of revenue with accounts receivable turnover running above historical averages along with the Company’s credit facility have stabilized the Borrower’s cash position. The Borrower’s revenues are forecasted to increase, as the post-holiday period is a seasonally high revenue time of the year. The Borrower has also generated new contracts that are currently estimated to return operations to positive cash flow through 2016.

CONFIDENTIAL TREATMENT REQUESTED BY PACIFIC MERCANTILE BANCORP PURSUANT TO
17 C.F.R. SECTION 200.83

PMB-11

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings we make with the Commission. Further, we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if we can provide you any further detail in response to your comments. We would be grateful if the staff would direct all questions with respect to our responses to the undersigned at (714) 438‑2531.

Sincerely,

/s/ CURT A. CHRISTIANSSEN
Curt A. Christianssen
Interim Chief Financial Officer

cc:	Steven K. Buster (CEO)
Robert E. Sjogren (COO)
Robert T. Plesnarski, Esq. (O’Melveny & Myers LLP)